UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SGOCO Group, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

406548107

(CUSIP Number)

Sze Kit Ting

Rm. 2101, 21/F Block B Healthy Gardens

No. 560 King’s Road

North Point, Hong Kong

(852) 9682-6548

With a copy to:

Lloyd H. Spencer, Esq.

Nixon Peabody, LLP

401 9th Street NW, Suite 900

Washington, DC 20004

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 406548107
1	NAME OF REPORTING PERSONS Sze Kit Ting
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,860,000 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 2,860,000 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer:

This statement relates to the Ordinary Shares, $0.001 par value, of SGOCO Group, Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200.

Item 2. Identity and Background:

(a)            Name: Sze Kit Ting

(b)	Residence: Rm. 2101, 21/F Block B Healthy Gardens, No. 560 King’s Road, North Point, Hong Kong

(c)	Principal Occupation: None

Name, principal business and address of any corporation or organization in which employment is conducted: N/A

(d)           Convictions: None

(e)           Civil Proceedings: None

(f)            Citizenship: Hong Kong

Item 3.	Source and Amount of Funds or Other Consideration:

On February 12, 2010, the predecessor company of the Issuer, Hambrecht Asia Acquisition Corp. (“Hambrecht”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders including Sze Kit Ting. Under the terms of the Share Exchange Agreement, Hambrecht acquired all of the issued and outstanding share capital and other equity interests of Honesty Group for consideration consisting of: (i) 8,500,000 newly issued ordinary shares, and (ii) 5,800,000 newly issued ordinary shares, to be held in an escrow and delivered to the former shareholders of Honesty Group if the combined company meets certain net income targets contained in the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, Mr. Ting received 2,860,000 ordinary shares of the Issuer, of which 1,160,000 were put in escrow.

Pursuant to the Share Exchange Agreement, the escrowed ordinary shares will be delivered to the former shareholders of Honesty Group in 2011 and 2012 as follows: 5,000,000 ordinary shares will be released from escrow if the combined company reports income from existing operations of US $15 million for the fiscal year ended December 31, 2010, excluding costs associated with the transactions contemplated by the Share Exchange Agreement (“First Earn-Out Milestone”), and 800,000 ordinary shares released from escrow if the combined company reports income from existing operations of US $20 million for the fiscal year ended December 31, 2011 (“Second Earn-Out Milestone”). If neither earnout milestone is met, then the 5,800,000 escrowed ordinary shares will be delivered to the Issuer for cancellation and returned to the status of authorized but unissued shares. The First Earn-Out Milestone was met during the year ended December 31, 2010.

Item 4. Purpose of Transaction:

The Reporting Person acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Person may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Person’s continuing evaluation of the business and prospects of the Issuer and other factors. The Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

The percentages of the class of securities set forth below are based on 17,258,356 shares of the Issuer’s Common Stock outstanding at September 30, 2011, as reported on the Issuer’s Report on Form 6-K as filed with the Securities and Exchange Commission on November 15, 2011.

(a)	The aggregate number and percentage of the class of securities beneficially owned by the Reporting Person is 16.6%

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 2,860,000 Shares

(ii) Shared power to vote or to direct the vote: 0 Shares

(iii) Sole power to dispose or to direct the disposition of: 2,860,000 Shares

(iv) Shared power to dispose or to direct the disposition of: 0 Shares

(c)	No transactions have been effected during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities to which this statement relates.

(g)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Share Exchange Agreement, dated February 12, 2010, by and among Hambrecht Asia Acquisition Corp., Honesty Group Holdings Limited and the shareholders of Honesty Group Holdings Limited (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 6-K filed February 18, 2010)

Exhibit 2.	Amendment No. 1 to the Share Exchange Agreement, dated February 12, 2010, by and among Hambrecht Asia Acquisition Corp., Honesty Group Holdings Limited and its shareholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 6-K filed on March 11, 2010).

Exhibit 3.	Escrow Agreement by and among escrow agent, shareholders of Honesty Group and initial sponsors of Issuer (incorporated by reference to Exhibit 4.6 to the Issuer’s Form F-1 (file no. 333-146147) filed August 5, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

By: /s/ Sze Kit Ting

            Sze Kit Ting

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).